I-Bankers Securities, Inc.

December 11, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E. - Mail Stop 3720
Washington, D.C. 20549-7010
Facsimile: (202) 772-9205

Re:	Middle Kingdom Alliance Corp.
Registration Statement on Form S-1 File No. 333-133475

Ladies and Gentlemen:

We hereby join Middle Kingdom Alliance Corp. (the "Company") in requesting that the effectiveness of the Registration Statement referred to above be accelerated to 4:30 p.m., Eastern Standard Time, on Wednesday, December 13, 2006, or as soon thereafter as practicable. The undersigned hereby confirms that as Representative of the several underwriters, we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering by the Company of up to 180,000 Series A Units of the Company (consisting of one share of common stock and five non-redeemable Class A warrants that entitle the holder to purchase one share of common stock at a purchase price of $5.00 per share) and up to 3,000,000 Series B Units of the Company (consisting of one share of Class B common stock and one redeemable Class B warrant to purchase one share of common stock at a purchase price of $5.00 per share).

In connection with the proposed offering of units of the Company, copies of the preliminary prospectuses dated October 5, 2006 and November 13, 2006, were distributed in the following approximate amounts:

To whom distributed	Number of Copies
Broker/Analysts
Institutions	100
Selected Dealers	1,200
Individuals	50
Total	1,350

Member NASD & SIPC

Corporate Office
125 E. John Carpenter Frwy. Suite 260
Irving, Texas 75062
Ph. 214-687-0020 Fax 214-687-0023

We have been informed by participating underwriters and dealers that a copy of the revised preliminary prospectus has been or is being distributed to each person who is expected to receive a confirmation of sale at least 48 hours prior to the mailing of such confirmation in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Sincerely,

I-BANKERS SECURITIES, INC.

/s/ Shelley Gluck
Chief Financial Officer